Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801, U.S.A. Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@mazorrobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 germany@mazorrobotics.com

Mazor Robotics Reports First Renaissance System Installations at New
York Metropolitan Area Hospitals

Third Quarter Purchase Orders Include Leading Clinical and Academic Centers

CAESAREA, Israel – October 6, 2015 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative surgical guidance systems and complementary products, announced today that it received purchase orders for and delivered three Renaissance systems in the third quarter ended September 30, 2015.  The three systems were delivered to U.S. hospitals representing new markets for the Company, including the first two systems installed in the New York City metropolitan area and one in the Pacific Northwest. The systems installed in the New York City metropolitan area include clinical and academic centers, one of which is within the largest and most comprehensive hospitals in the U.S.

“Successfully entering the New York metropolitan area market has been a major focus of Mazor and is a significant achievement for the development of our Company,” said Ori Hadomi, Chief Executive Officer. “By achieving this milestone, now the most densely populated region in the U.S. has access to Renaissance’s benefits. Each of the hospitals in the NY city metro area is a well-regarded academic institution. Our sales in New York and the Pacific Northwest result from our strategic emphasis on developing new markets.”

“Our sales team was also actively engaged in several high-level commercial discussions when the third quarter ended. We continue to pursue these and other opportunities, and expect to install more Renaissance systems in the second half of 2015 as compared to the first half. In addition, we currently believe that our recurring revenue continued to grow solidly, illustrating the growing utilization of our installed base,” Mr. Hadomi concluded.

The Company ended the third quarter with 96 Renaissance systems installed globally, including 56 in the U.S., the Company’s primary growth market. This compares with 77 and 44 systems for the third quarter ended September 30, 2014, respectively. The Company currently intends to report its complete financial results for the third quarter ended September 30, 2015 on November 5, 2015.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding new market development, additional sales opportunities, the Company’s expectations for more installations in the second half of 2015 compared to the first half, the Company’s expectations for recurring revenue growth, the intended release date of the financial results for the quarter ended September 30, 2015, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431